June 5, 2018

Via Edgar

Jan Woo
Branch Chief - Legal
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technologies and Services
100 F Street, N.E.
Washington, D.C. 20549

Re:	Inpixon USA Registration Statement on Form 10 File No. 000-55924 Filed April 18, 2018

Ladies and Gentlemen:

On behalf of Inpixon USA (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) contained in your letter, dated May 15, 2018 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form 10, filed on April 18, 2018 (the “Form 10”). Each of the Staff’s comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding Staff comment, which is set out in bold type. Any references to the “Amendment” below refer to the Amendment No. 1 to the Form 10 filed with the Securities & Exchange Commission (the “SEC”) concurrently with this letter, and specifically to Exhibit 99.1 attached thereto.

General

1.	Your registration statement on Form 10 will be effective automatically 60 days after the filing date of your initial registration statement, unless you request acceleration for an earlier effective date or withdraw your filing. See Section 12(g)(1) of the Securities Exchange Act of 1934. After 60 days you will be subject to the periodic reporting requirements of Section 13(a) of the Exchange Act, the proxy rules under Section 14(a) of the Exchange Act, the tender offer rules, and investor reporting requirements under Sections 13(d) and 16(a) of the Exchange Act.

The Company does not intend to withdraw the filing at this time, however, it does reserve the right to withdraw the filing prior to the effective date of the Form 10. In the event the Company determines not to withdraw its filing, it understands that it will be subject to the periodic reporting requirements of Section 13(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), the proxy rules under Section 14(a) of the Exchange Act, the tender offer rules, and investor reporting requirements under Sections 13(d) and 16(a) of the Exchange Act.

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2.	Please revise where applicable how the pro-rata distribution of Inpixon USA (“Sysorex” after the reorganization) shares is applicable to the warrants and preferred shares of Inpixon. It is unclear if warrant and preferred shareholders of Inpixon must convert to common stock prior to the distribution or how the “certain holders” of warrants may receive different treatment from other warrant holders.

The holders of Inpixon’s Series 4 Convertible Preferred Stock (the “Preferred Stock”) and certain outstanding warrants to purchase shares of Inpixon common stock (the “Spin-off Warrants”), are entitled to participate in the spin-off distribution to the same extent that the holder would have participated if such holder had held the number of shares of common stock issuable upon complete conversion of the Preferred Stock or exercise of the Spin-off Warrants, as applicable, immediately before the applicable record taken for such distribution (without regard to any limitations on conversion or exercise thereof, including beneficial ownership limitations). The holders of other outstanding warrants to purchase shares of Inpixon common stock may only participate in the distribution upon exercise of such warrants as of the record date.

In response to the Staff’s comment, the Company has revised its disclosure in the Amendment to clarify how the holders of Spin-off Warrants and Preferred Stock are entitled to participate in the pro-rata distribution. See page iii of the Amendment.

Our Business, page 27

3.	On page 27, you list four broad categories of your products and services. To the extent material, please revise to provide more context as to the size of each category by providing a quantitative discussion, such as revenues for each category.

In response to the Staff’s comment, the Company has revised its disclosure in the Amendment to clarify that there two primary categories of products and services and to provide more context as to the quantitative size of each category. Please see page 27 of the Amendment.

4.	In light of the legal proceedings involving your vendors and your dependence on vendor financing, please provide a description of your most significant vendors, the products and services that you resell, and a description of your material vendor financing arrangements.

In response to the Staff’s comment, the Company has revised its disclosure in the Amendment to provide a description of its significant vendors, the products and services that we resell, and a description of our material vendor financing arrangements. Please see pages 29 and 30 of the Amendment.

Dependence of Certain Customers, page 28

5.	Your disclosure on page 28 indicates that you had a customer that contributed 24% of your total revenue in 2016, and it remained a “significant customer” in 2017. On page F- 23, Customer D represented 24% of your total revenue in 2016, but 0% in 2017. Please identify this customer and reconcile this discrepancy. Further, please explain why Customer D did not generate any revenue in 2017.

The referenced “Customer D” is Gilead Sciences, Inc. Revenue from Gilead in 2016 and 2017 was actually 24% and 4% of total revenues, respectively. The reference to this customer representing 0% of total revenues in 2017 was inadvertent and has been clarified in the Amendment. The revenue from this customer was significantly higher in 2016 as compared to 2017 as a result of (1) a large one-time data migration project and (2) the Company’s inability to process orders in 2017 as a result of a lack of financing options resulting from existing vendor credit concerns.

In response to the Staff’s comment, the Company has revised its disclosure in the Amendment to clarify the discrepancy. Please see pages 16 and 30 of the Amendment.

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Legal Proceedings, page 30

6.	Please clarify how any liability from your pending litigation will be treated under your separation and distribution agreements with regards to Inpixon. To the extent that you indemnify Inpixon from any such liability, please clarify where appropriate and consider adding a risk factor.

In response to the Staff’s comments, the Company has revised its disclosure to clarify that all liabilities resulting from the pending litigation matters associated with existing trade payables related to the Company’s business will be assumed by the Company and that the Company will indemnify Inpixon in connection with any such liabilities. The Company has also added a related risk factor. Please see page 33 of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Revenue Recognition, page 33

7.	We note you disclose that you have elected to take advantage of the extended transition period for complying with new or revised accounting standards. However, we also note you disclose that you will adopt ASC 606 effective January 1, 2018. Please clarify if you plan to early adopt ASC 606.

The Company has clarified its disclosure to indicate that it has elected to early adopt ASC 606 effective as of January 1, 2018. Please see pages 35 and F-13 of the Amendment.

Liquidity and Capital Resources as of December 31, 2017, page 40

8.	Please clarify whether the Revolving Credit Facility and cash contribution from Inpixon will be sufficient to continue operations for the next 12 months and address your liquidity needs. Disclose whether you have sufficient liquidity to address your credit limitations with your vendors and litigation for unpaid goods, services and lease obligations. Finally, tell us whether you intend to file the anticipated Revolving Credit Facility as an exhibit.

Based on projected revenues, the anticipated revolving credit facility that the Company intends to enter into in order to finance purchase orders and invoices, credit limitation improvements resulting or anticipated to result from negotiated vendor settlement arrangements and at least $2 million to be contributed from Inpixon, we believe we will have sufficient liquidity to meet our needs, including addressing our credit limitations with our vendors and litigation for unpaid goods, services and lease obligations, and continue operations for the next twelve months. There are, however, no guarantees that these sources will be sufficient to provide the capital necessary to fund the Company’s operations during the next twelve months, therefore, the Company does intend to seek other sources of capital to supplement and strengthen its financial position under financing structures that are available to it, including but not limited to debt and/or equity offerings. If these sources do not provide the capital necessary to fund the Company’s operations during the next twelve months, the Company may need to curtail certain aspects of its business or consider other means of obtaining additional financing, such as through the sale of assets.

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The Company has clarified its disclosure as noted above. Please see page 46 of the Amendment.

It is currently anticipated that the revolving credit facility will not be entered into until immediately after the spin-off distribution is consummated, therefore the Company does not currently intend to file the revolving credit facility as an exhibit, however, it will be filed in a Current Report on Form 8-K when consummated.

9.	Please provide a more detailed description of your vendor financing arrangements and how the credit limitations caused your revenue declines of 15% in fiscal year 2017 from the prior year, as noted on pages 9 and 38.

In response to the Staff’s comments, the Company has revised its disclosure accordingly. Please see page 30 of the Amendment

Management, page 43

10.	You disclose that you only have two directors and they will serve until your first annual meeting. On page 48, you disclose that no board committees will be formed until independent directors have been appointed. Please revise to clarify the intended size of the board, whether additional board appointments will be made prior to your next annual meeting, the timing of when board committees will be formed, and whether you will have a chairman of the board.

The Company has revised its disclosure to indicate that its board size may consist of up to seven directors in accordance with its bylaws and while the board currently intends to appoint independent directors in the future, it has not established a specified timeline for doing so and there are no assurances that any independent directors will ever be appointed. It is anticipated that Nadir Ali will serve as the Chairman of the Board. Please see page 50 of the Amendment.

Sysorex 2018 Stock Incentive Plan, page 45

11.	You reference that you have filed your Sysorex 2018 Stock Incentive Plan as an exhibit to the registration statement, but it is not included in your exhibit index. Please advise or revise your exhibit index and file the Sysorex 2018 Stock Incentive Plan. To the extent any of your executive compensation plans or agreements are completed prior to the close of your spin-off, please file them as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

The Company has revised the exhibit list to add a reference to the Sysorex 2018 Stock Incentive Plan and the employment agreements to be entered into between the Company and Zaman Khan and Vincent Loiacono, who will be appointed as the Company’s Chief Financial Officer and Chief Executive Officer, effective as of the effective time of the spin-off.

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Relationships with Inpixon Following Separation and Distribution, page 48

12.	Please describe the “certain support services” that each party will provide to each other in the Transition Services Agreement.

The Company has revised its disclosure to clarify the support services that each party will provide in connection with the Transition Services Agreement. Please see page 59 of the Amendment.

13.	We note that you only provide related party transactions disclosure for Inpixon USA related to the separation and distribution agreements. Please revise to include all material related party transactions for Inpixon USA for its prior three fiscal years. See the Instructions to Item 404(a) of Regulation S-K. To the extent any Inpixon related party transactions relate to the business of Inpixon USA, please clarify.

In response to the Staff’s comment, the Company has revised its disclosure accordingly. Please see page 55 of the Amendment.

Index to Financial Statements, page F-1

14.	As you prepare your amended document, please be aware of the requirements set forth in Rule 8-08 of Regulation S-X regarding the age of the financial statements included in your filing. Please update your financial statements as needed to ensure the requirements are met as of the anticipated date of automatic effectiveness of the registration statement.

The Company has updated its financial statements in accordance with Rule 8-08 of Regulation S-X.

Unaudited Pro Forma Combined Financial Statements, page 66

15.	We note you disclose that Inpixon, the parent company, intends to make an additional cash contribution of $2 million prior to the spin-off and you have reflected this amount as a pro forma adjustment even though you also disclose there is no guarantee that the contribution will occur. Please tell us how the adjustment is considered “factually supportable”. We refer you to Rule 11- 02(b)(6) of Regulation S-X.

The Company has clarified its disclosure to indicate that Inpixon will make a cash contribution of at least $2 million. As a result, the Company believes that the adjustment is factually supportable in accordance with Rule 11-02(b)(6).

If you have any questions regarding the responses set forth above, please contact Melanie Figueroa at 917-546-7707 or mxf@msk.com.

Sincerely,

/s/ Nadir Ali
Nadir Ali
Chief Executive Officer
Inpixon USA

cc: Melanie Figueroa, Mitchell Silberberg & Knupp LLP

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